Exhibit 99.3

N E W S   R E L E A S E

LINUX GOLD CORP.

LINUX GOLD RAISES US$175,000 FOR ITS DRILLING
PROGRAM IN THE BRALORNE AREA, BC

For Immediate Release: December 8, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) wishes to announce the completion of a private placement of US$175,000, for an aggregate of 875,000 units in the capital stock of the Company to one investor at a price of US$0.20 per unit. Each unit consists of one common share and a ½ warrant (the "Warrant") enabling the investor to purchase an additional share at an exercise price of US$0.30 per share for a one-year period.

The private placement funds will be used for additional drilling on the TY Gold and ORO prospects located in the Bralorne mining area, Lillooet, BC, for accounts payable and working capital purposes.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson	Contact: John Robertson
President	Tel: 800-665-4616
604-278-5996

Statements in this press release regarding Teryl's and Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409      Toll Free: 800-665-4616
www.linuxgoldcorp.com